SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 2, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated August 2, 2010 contains a press release announcing discussions with interested parties about a transaction concerning Infineon’s segment Wireless Solutions.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon in discussions with interested parties for Wireless Solutions Segment
Neubiberg, August 2, 2010 — Infineon Technologies AG is in discussions with interested parties about a transaction concerning Infineon’s segment Wireless Solutions (WLS). A significant progress has been made within these discussions.
The objective of a potential transaction is the strategic development of the segment Wireless Solutions (WLS). With an annual revenue of Euro 917 million, WLS has contributed approx. 30 per cent to Infineon Technologies AG’s total annual revenue of Euro 3,027 million in the past financial year. Infineon views the positive development and position of the profitable segment as the main reason for the display of a strategic interest in the segment by several companies.
Over the past few years, Infineon has successfully developed the WLS segment. WLS today holds leading positions in the field of cellular platforms for the rapidly growing market segments smart phones and ultra-low-cost/entry phones. For these platforms, WLS provides baseband processors, radio-frequency transceivers, power management ICs or complete single-chip solutions as well as the corresponding system software. Numerous well-known global mobile phone producers count among the clients of Infineon’s WLS segment.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September 30), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX).
DISCLAIMER
This release includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These forward-looking statements are subject to a number of uncertainties, including the factors described in the “Risk Factors” section of the annual report of Infineon on Form 20-F on file with the SEC. As a result, Infineon’s future business could differ materially from what is contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
Further information is available at www.infineon.com
This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX201004-43e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 2, 2010	By:	/s/ Peter Bauer
Peter Bauer Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer